Exhibit 12-35
THE DETROIT EDISON COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended	Twelve Months Ended December 31
(Millions of Dollars)	September 30, 2009	2008	2007	2006	2005	2004
Earnings:
Pretax earnings	$512	$517	$466	$482	$426	$214
Fixed charges	258	324	319	299	280	294

Net earnings	770	$841	$785	$781	$706	$508

Fixed charges:
Interest expense	$245	$293	$294	$278	$267	$280
Adjustments	13	31	25	21	13	14

Fixed charges	$258	$324	$319	$299	$280	$294

Ratio of earnings to fixed charges	2.98	2.60	2.46	2.61	2.52	1.73